MANAGEMENT'S DISCUSSION & ANALYSIS

DECEMBER 31, 2021

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three months and year ended December 31, 2021. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2021 and 2020, and the related notes contained therein which have been prepared under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2021 (the "AIF"), is available on SEDAR at www.sedar.com and on the Company's website www.silvercrestmetals.com. Readers are cautioned that, unless included in this MD&A, information on the Company's website does not form part of this MD&A.

The first, second, third, and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3", and "Q4", respectively, and the first and second half of the Company's fiscal years are referred to as "H1" and "H2", respectively. All amounts are stated in United States dollars ("US$"), and tabular amounts are stated in thousands of United States dollars except for per share amounts, unless otherwise indicated. References to "C$" are to the Canadian dollar. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

The effective date of this MD&A is March 23, 2022. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; the timing of construction and mine operation activities including the plan for processing at Las Chispas (defined below); permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company's environmental, social and corporate governance strategy.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of silver and gold; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; mining operational and development risks; and commencement of planned processing at Las Chispas (defined below). The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso ("MX$"), C$ and US$); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; development plans and costs differing materially from the Company's expectations; risks and uncertainties related to the timing of construction and mine operation activities including the plan for the processing at Las Chispas (defined below); risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made.  While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.  The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO US INVESTORS

This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a transition period, the SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. As a "foreign private issuer" (as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended) that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101.

COVID-19

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by COVID-19. Global reactions to the spread of COVID‐19 have led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity.  Although quarantines have been lifted in many jurisdictions and vaccination programs have been initiated, certain jurisdictions that have previously lifted quarantines have been required to re‐impose them and vaccination programs may be implemented slower than expected or may not be as effective as expected due to a variety of factors including delays in distribution of, or the emergence of new strains which are resistant to vaccines. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected with COVID‐19 or experiencing "long COVID" as a result of prior COVID-19 infection has resulted in a widespread global health crisis that has adversely affected global economies and financial markets and could result in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company's operating results, future prospects and the ability to raise capital.

In particular, the continued spread of COVID‐19 globally could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, delays in construction schedules, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations and the Las Chispas planned processing, cannot be conducted remotely.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

The Company also cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries.

The Company continues to operate its business and move its Las Chispas Project forward under strict COVID-19 protocols, including two quarantined work camps (on and offsite), mandatory COVID-19 testing of all employees and contractors and the adjustment of exploration and development work schedules, as necessary. An extension of the partial use of the camps may be required beyond construction. As the COVID-19 global pandemic is dynamic and, given that the ultimate duration and severity of the pandemic remains uncertain, the impact of COVID-19 on the Company's exploration and development activities, including the impact on the remaining construction schedule and planned commissioning, although currently on time, cannot be reasonably estimated with a high level of certainty.  Globally, and in Mexico, COVID-19 continues to spread, while the duration of vaccine distributions remains uncertain.  A local outbreak, the occurrence of new variants or changes in government health orders remains a significant risk.

NON-IFRS MEASURES

SilverCrest has included certain non-IFRS performance measures as detailed below. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in Sustaining Cash Costs ("AISC") per ounce of silver equivalent ("AgEq") - The Company defines AISC as the sum of operating costs, royalty expenses, sustaining capital, corporate expenses, and reclamation cost accretion related to current operations. Corporate expenses include general and administrative ("G&A") expenses, net of transaction related costs, severance expenses for management changes, and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment, and taxes. While there is no standardized meaning of the measure across the industry, the Company's definition is based on the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council all-in sustaining cost definition was established for the measure of gold; however, the Company, and other companies have converted it to silver equivalent for comparability to silver peers. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. For the purpose of the Feasibility Study (defined below), AISC does not include corporate G&A and exploration expenditures for the Las Chispas Project.

Net Free Cash Flow - SilverCrest calculates net free cash flow by deducting cash capital spending from net cash provided by operating activities. Cash capital spending would only include expenditures on mineral properties, plant and equipment. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities. This differs from the Companies calculation as net cash used in investing activities is used in place of cash capital spending. Net cash used in investing activities would include all cash inflows and outflows related to investing activities as per the consolidated statement of cash flows.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

1.    DESCRIPTION OF BUSINESS

SilverCrest is a Canadian-based precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas.

SilverCrest's principal focus is currently on its Las Chispas Project ("Las Chispas" or the "Las Chispas Project"), which is located approximately 180 kilometres ("km") northeast of Hermosillo, Sonora, Mexico. The Company filed a Feasibility Study (defined below) on the Las Chispas Project during Q1, 2021 and formally began mine construction at that time. Startup of processing at the Las Chispas Project is targeted for Q2, 2022.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico. Further information regarding the businesses of SilverCrest, its operations and its mineral properties can be found in the AIF and on the Company's website, www.silvercrestmetals.com.

2.    HIGHLIGHTS – 2021

● In Q1, 2021, the Company announced positive results from the feasibility study for the Las Chispas Project (the "Feasibility Study") and commenced mine construction.

● During 2021, the Company committed 75.2% ($103.6 million) of the $137.7 million Feasibility Study capital cost estimate. Of the remaining capital to be incurred in 2022, 20.7% ($8.9 million) is related to the Ausenco fixed price engineering, procurement and construction (“EPC”) contract for process plant construction and 14.7% ($6.3 million) is unused contingency.

● At the end of 2021, overall construction progress at Las Chispas was ahead of schedule at 86.2% complete compared to a scheduled completion of 79.3%.

● At the end of 2021, SilverCrest had completed a total of 17.5 km of underground development since 2019 at Las Chispas. Approximately 1.8 km of additional development occurred in 2021 ahead of the Feasibility Study life of mine (“LOM”) plan.

● At the end of 2021, after 1.9 million work-hours completed at site, the Company's Lost Time Injury Frequency Rate ("LTIFR") was 0.63 per 200,000 working hours and its Total Recordable Injury Frequency Rate ("TRIFR") was 4.11 per 200,000 working hours.

● SilverCrest's strict COVID-19 protocols, including its confined camp, resulted in no delays due to COVID-19 or any other reason in 2021 and also resulted in additional benefits in productivity.

● During 2021, the Company completed 114,143 metres of core drilling at Las Chispas, which predominantly focused on infill drilling of resources to support conversion to indicated resources for potential conversion to mineral reserves.

● During 2021, the Company completed an estimated 80,700 metres of exploration core drilling at El Picacho property located approximately 40 kilometres north of Las Chispas. Drilling was completed to test the Picacho main vein which contains an unqualified historic resource (please refer to the news release dated February 24, 2021 for further details) and initially drill test several other epithermal veins on the property.

● As at the end of 2021, SilverCrest had cash and cash equivalents of $176.5 million and $30.0 million remaining under a $120.0 million project financing facility (the "Credit Facility").

3.    DISCUSSION OF OPERATIONS

Feasibility Study for the Las Chispas Project

Details of the Feasibility Study, including an updated mineral resource estimate and an initial mineral reserve estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 ("the Technical Report"). The Technical Report was prepared by Ausenco Engineering Canada Inc. and one of its affiliates (together as "Ausenco") with the assistance of several other independent engineering companies and consultants.

Base Case metal prices used in this analysis were $1,500 per gold ("Au") ounce ("oz") and $19.00 per silver ("Ag") oz. These prices were based on consensus average long-term prices. A silver equivalent ("AgEq")1  ratio of 86.9:1 (Ag:Au) applies throughout this MD&A to mineral resources and reserves, production and AISC** per oz. This analysis also assumed a foreign exchange rate of MX$:US$ of MX$20:US$1. The following list, in regard to the Feasibility Study, includes multiple estimates.

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1 AgEq is based on an Ag:Au ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.
**The Company reports non-IFRS measures which include AISC and Net Free Cash Flow in order to manage and evaluate operating performance. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. See the section entitled "Non-IFRS Measures" in this MD&A.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

● Considers a 1,250 tonne-per-day ("tpd") operation, with an initial mine life of 8.5 years. On an after-tax basis, Las Chispas generates a Base Case NPV (5%) of $486.3 million, IRR of 52%, and a payback period of 1.0 year.

● Initial Proven and Probable Reserves (3.35 million tonnes, grading 4.81 grams per tonne ("gpt") Au and 461 gpt Ag, or 879 gpt AgEq) total 94.7 million ounces AgEq.

● Shows metallurgical recoveries for Au and Ag of 97.6% and 94.3%, respectively.

● Outlines average annual production of 12.4 million ounces AgEq from 2023 through 2029, with net free cash flow beginning in 2023.

● Commissioning of the processing plant is targeted for Q2, 2022 with ramp-up through H2, 2022. It is anticipated that SilverCrest will have accumulated eight months (~300,000 tonnes) of mineralized material on surface when the processing plant is expected to reach nameplate capacity of 1,250 tpd (Q4, 2022), providing flexibility in the early stages of production.

● Average project-level LOM (8.5 years) AISC of $7.07/oz AgEq, and $6.68/oz AgEq over seven full years of production.

2021 Metallurgical Program for the Las Chispas Project
Results from the 2021 metallurgical testing program were received in late 2021 and early 2022. These results are currently being evaluated by Ausenco and SilverCrest. Preliminary review from the new composite samples sourced from mining activities indicate that the criteria used for the process design remain valid.

2022 Work Plan for the Las Chispas Project

During 2022, further work is planned to complete an updated resource and reserve estimate as part of an updated technical report in Q4, 2022.  This report will incorporate:

● Infill and expansion drilling completed at Las Chispas in 2021, targeting conversion of inferred resources to indicated for potential reserve estimation.

● Optimization work for the underground mine design, including consideration for development of the Babi Vista Vein Splay ("BAVS") where underground development was advanced in 2021. The Q1, 2022 budget has $2.2 million to further advance development in this area along with progressing preliminary engineering work on BAVS. If results are positive, an additional $5.8 million in development and infrastructure could be completed in 2022. BAVS currently hosts an estimated Inferred Mineral Resource totaling 211,400 tonnes at an average grade of 13.00 gpt Au and 909.0 gpt Ag, or 2,039 gpt AgEq (using a ratio of 86.9:1 Ag:Au), containing 88,300 oz Au and 6.2 million oz Ag, or 13.9 million oz AgEq. This inferred resource is not included in the Company's Feasibility Study LOM. In 2021, infill drilling was completed to assist with conversion of inferred resources to indicated in 2022 (please refer to the news release dated December 14, 2021 for further details).

● Various knowledge acquired and learned from the underground operation during H1, 2022.

● Completion of an updated underground reconciliation compared to Feasibility Study resource estimate (resource to resource).

● 2021 metallurgical results which focused on validation of the Feasibility Study design criteria from in-situ mine samples rather than primarily core samples for the study.

● Additional work on blending ore (to manage clay) will be completed during production start-up and may be included for optimization purposes.

● Potential impact on changes to mining fleet modifications based on use of selective electrical equipment and optimized mine plan.

● Same design throughput is expected to be used, but costs will be updated, including inflation, relative to H2, 2020 (Feasibility Study cost estimation).

● Other expected changes might include the potential partial use of the construction camp beyond the completion of construction and commissioning.

Las Chispas Construction (2021)
As disclosed in the Company's January 25, 2022 news release, the Company completed a thorough examination and re-forecasting of the budget inclusive of new work planned and estimated that the initial capital cost (estimated at $137.7 million) and construction schedule outlined in the Feasibility Study (from January 1, 2021 to the end of construction period projected to be in Q2, 2022) remains valid. Construction of the plant and surface infrastructure were tracking on budget and ahead of schedule as at the end of 2021.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

At the end of 2021, overall construction was 86.2% complete compared to scheduled completion of 79.3%. In 2021, construction progress benefited from no delays due to COVID-19 or any other reason.

Q4, 2021 constituted the peak of construction at Las Chispas and despite the holiday period and increased risk associated with COVID-19, productivity exceeded the Company's plans. The combination of strict COVID-19 protocols within a confined camp has served the project well. Bridge construction was completed in Q4, 2021 adding to the list of already completed infrastructure which includes the internal power line, the camp and the access road. Other key infrastructure projects, including the tailings facility, assay lab and pumping station, are on schedule. The Company's Q4, 2021 progress on its planned construction and development activities are as follows:

Area	Status	2021 Progress
Plant Detailed Engineering	Completed	Plant detailed engineering was completed in Q3, 2021.
Process Plant Construction	Ahead of Schedule

The plant construction is approximately one month ahead of schedule with Q4, 2021 completion estimated at 86.7%.

Concrete work was completed in Q3, 2021. Fabrication work, pre-engineered buildings, site tanks and refinery contracts have reached 100% completion. The Steel-Mechanical-Piping ("SMP") contract has reached 86% completion. The Electrical and Instrumentation ("EI") contract has also progressed well with 56% completion.

With construction progress passing the critical 80% level in December 2021, commissioning detailed planning was initiated and pre-commissioning has started.

Ausenco is focusing on the completion of the SMP and EI contracts and has mobilized its commissioning team in January 2022.

Ausenco's scope of work includes three stages of commissioning:

  C0 - Pre-commissioning checks;
  C1 - Dry commissioning - the inspection and no-load energization of an item of plant or equipment by the commissioning team to verify conformance with design; and
  C2 - Wet commissioning - the testing of an individual or group of integrated items of plant or equipment under benign load (air or water) ultimately demonstrating stable operation of a process commissioning module.

After C2 is complete, the Company will take over the plant and continue with C3 - Ore Commissioning.

Electrical Grid Powerline (81 km) Construction	Partial Energization in Q1, 2022 and Full Energization in Q2, 2022

The 33 kilovolt ("KV") powerline planned for the Las Chispas Project is 81 km long. The first section (27 km) is owned and managed directly by Comisión Federal de Electricidad ("CFE"), the state-owned electric utility, and consists of the upgrade of a 33 KV line already in service. This upgrade (financed by SilverCrest) will be complete in Q2, 2022 (completion timeline revised from Q1, 2022 as previously stated in Q3, 2021). The construction completion is expected to coincide with the delivery of the additional equipment (power factor and harmonic filter equipment) identified in the power grid assessment completed by SilverCrest and validated by CFE.

The second section of 54 km is owned and managed directly by SilverCrest, and the construction is progressing per plan. This section is expected to be completed in Q1, 2022 with a temporary limited capacity of approximately 2 megawatt ("MW") (given the 27 km CFE upgrade has not been completed). This grid capacity will be directed to the underground mine.

The Las Chispas Project team has been working on a contingency plan for energization, identified in Q3, 2021 and put into action in Q4, 2021. The plant is expected to be energized via temporary diesel generators. The installed capacity of this temporary rental system (6 MW) combined with the currently operating diesel generators (2 MW) will total 8 MW and be enough to power the underground operation, energizing the plant, pre-commissioning, and if necessary, ramp-up and operation of the process plant at full design capacity in 2022. The six new diesel generators arrived at site and have been installed and became operational in late Q1,2022.

The full grid energization of the entire site (7.6 MW) is expected to be finalized in Q2, 2022 after the completion of the CFE section (27 km) and the reception and installation of harmonic filters and power factor correctors.

Overall, the estimated progress of the 81 km (up-grade of 27 km and construction on 54 km) is 71.5%.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

Area	Status	2021 Progress
Bridge Construction	Completed Ahead of Schedule	The Tetuachi bridge construction was completed in Q4, 2021, ahead of schedule. An opening ceremony was held in December 2021.
Confined Camp Construction	Completed in H1, 2021.	Construction of 513 single occupancy rooms, kitchen, and recreational facilities for use during construction to reduce COVID-19 and scheduling risks was completed in H1, 2021.
Access Road Construction	Completed Ahead of Schedule	Construction of the access road was completed ahead of schedule during Q3, 2021.
Underground Development	Ahead of Schedule	At the end of 2021, total underground development completed at the Project reached 17.5 km and is now 1.8 km ahead of the Feasibility Study LOM plan.
Underground Infrastructure and Stockpile Growth	On Schedule

Detailed engineering of the underground infrastructure (electrical, ventilation, emergency preparedness and services) was completed in Q4, 2021. The scope was reviewed and generated significant capital costs savings which were included in the 2022 capital forecast. Stockpiles increased by an estimated 7,300 tonnes of mineralized material at grades estimated to be in-line with the Feasibility Study Mineral Reserve.

Tailings Facility Construction (Dry Stack)	On Schedule

The Feasibility Study design was modified to include a High Density Polyethylene ("HDPE") liner to add robustness to the design of the filtered tailing facility.  Construction started in Q4, 2021 and reached 68.2% at the end of Q4, 2021. The HDPE liner installation is expected to be completed in late Q1, 2022.

Assay Lab Construction	On Schedule

Construction of the assay lab facility in the nearby (14 km) community of Arizpe began in Q3, 2021 and procurement of lab equipment has now been finalized. Construction reached 73.5% at the end of Q4, 2021 and the lab is expected to be commissioned ahead of plant start-up.

Pumping Station	On schedule

The pumping station construction began in Q4, 2021 and SilverCrest planned for it to come in service with Ausenco's plant pre-commissioning activities in Q1, 2022. By the end of Q4, 2021, construction reached 84.0%. This pumping station was completed during Q1, 2022.

Las Chispas Capital Cost Remains In line with Feasibility Study Estimate

In 2021, $103.6 million (or 75.2% of the total capital cost estimate) was committed across all capital cost categories (process plant, underground development and infrastructure, surface infrastructure, and owner's costs) and $94.7 million was incurred.

A 2022 capital forecast completed in Q4, 2021 confirmed the validity of the Feasibility Study estimate. The 2022 capital forecast also included the extra underground development completed in 2021, additional investment in the community related to water programs, a special allocation of $2.2 million to further advance BAVS development and the costs associated with a temporary diesel power plant.

Capital cost of $43.0 million is estimated to be incurred in H1, 2022.  Of the estimated remaining capital cost to be incurred, 20.7% ($8.9 million) are related to the fixed price Ausenco scope of work (process plant construction) and 14.7% ($6.3 million) is contingency available. The remaining capital pertains to the SilverCrest scope of work ($9.3 million, includes tailings, powerline, assay lab, pumping station, and other smaller items), underground development and infrastructure ($11.9 million), and the Company’s project level general and administrative costs (owner’s costs) ($6.6 million).

Las Chispas Underground Mining Contract
During Q4, 2021, the Company’s Mexican subsidiary entered into a five-year underground mining contract with Cominvi Servicios, S.A. de C.V. (“Cominvi”), the underground mining contractor used at the project since 2019. The new contract includes an updated cost structure, and covers underground mine operation, development and production. The contract includes the procurement of all underground equipment by Cominvi, with a few exceptions procured directly by SilverCrest. Equipment delivery began in Q4, 2021. SilverCrest successfully negotiated with Cominvi to use Battery Electric Vehicles (“BEVs”) for a part of its mining fleet. These BEVs are expected to represent 35% of the mining scoop tram fleet. In early 2022, Cominvi started to mobilize additional personnel to site.

Las Chispas Underground Development

Since commencing underground development in Q1, 2019, ahead of the release of the initial economic study, a total of 17.5 km of development has been completed at the project. At the end of 2021, in-vein drifting totalled 3.5 km and access was established in four veins in the Babicanora Area. The Company successfully accelerated underground mine development in 2021 with an additional 1.8 km (above 2021 Feasibility Study budget) completed during the year. During Q4, 2021 and throughout 2021, development costs continued to track slightly under the budgeted unit cost per metre. Underground development costs remained under budget, despite the additional metreage, largely due to significant savings on the initial redesign of underground infrastructure as stated in the 2021 Feasibility Study.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

An estimated 7,300 tonnes were placed on the stockpile in Q4, 2021 with grades estimated to be in-line with the Feasibility Study Mineral Reserves.  At the end of 2021, this stockpile was estimated at 85,500 tonnes. The Feasibility Study production profile includes processing from the historic lower grade stockpiles (162,600 tonnes) and recently developed stockpile at Las Chispas, providing upfront material for optimizing the process plant, flexibility, and risk reduction during ramp-up. The lower grade historic stockpiles will be a key element for reducing ramp-up risk as they will be used initially as blending material for processing and as needed through the end of 2024, allowing for a more measured ramp-up of the underground mining rate.

Safety, COVID-19, and Community

Safety is always a top priority for SilverCrest. In 2020, the Company voluntarily registered for Mexico's PASST, a program which defines standards for health and safety management plans. In Q4, 2021 the Company participated in the completion of its first voluntary safety audit by Mexican authorities to validate its progress on its Health and Safety Management Systems and Standards. PASST is a voluntary program managed by the Mexican Labour Department to support companies in Mexico on their journey toward continuous improvement in Health and Safety. Results from this audit are expected in Q2, 2022.

As of the date of this MD&A, the Company has not had any work-related fatalities including employees and contractors at all properties. At the end of 2021, the Company's LTIFR stood at 0.63 per 200,000 working hours and its TRIFR stood at 4.11 per 200,000 working hours.  The Company follows the guidance of, and defines incidents according to, certain agencies of the U.S. Department of Labor's Mine Safety and Health Administration such as the Occupational Safety and Health Administration ("OSHA") and the Mine Safety and Health Administration. The LTIFR and TRIFR are based on the guidance and definitions of the OSHA and working hours include that of both employees and contractors.

The Company's COVID-19 prevention measures continue to be critical for construction success at Las Chispas. COVID-19 risk mitigation efforts continued successfully in Q4, 2021, with more than 4,000 real time polymerase chain reaction ("rRt-PCR") tests completed in the quarter. The use of rapid antigen tests was discontinued during Q3, 2021 in favour of the more accurate rRt-PCR tests. In total, from May 2020 to December 2021, SilverCrest has completed more than 15,000 COVID-19 rRt-PCR tests.

While positivity rates prior to site access remained low in Q4, 2021, they increased in Q1, 2022 with the recent emergence of the highly contagious Omicron variant. This has heightened COVID-19 related risks and could result in temporary impacts to labour availability which could potentially cause delays. SilverCrest remains committed to its COVID-19 protocols and now expects the camp to be utilized throughout 2022. For 2022, the Company has allocated some schedule contingency available to offset potential delays associated with COVID-19 and some costs for the operation of the camp (the Feasibility Study assumed shut-down of the camp after construction).

In Q4, 2021, the Company worked with the Mexican health authorities to facilitate vaccination for its employees and contractors. Combined with existing programs in the country, these clinics have contributed to bring the Las Chispas site vaccination rate to approximately 85%, well above the country's average (estimated by World Health Organization to be approximately 60%). In 2022, the Company plans to continue its efforts on vaccination including boosters.

As of December 31, 2021, the Company had incurred approximately $8.6 million of cumulative expenditures related to COVID-19. $6.9 million of this was capitalized as mineral, property, plant and equipment as related to costs for the construction and operation of the new fully confined camp at Las Chispas and $1.7 million of this was cumulatively expensed in the statement of loss and comprehensive loss.

During H1, 2021, the Company completed construction of the new 513 single occupancy room camp. This fully confined camp has allowed SilverCrest to continue its exploration, underground development, and construction with the objective of limiting potential exposure of personnel and nearby communities to the virus. Before entering the confined camp, all persons are quarantined prior to being tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict protocols. Once on site, all appropriate COVID-19 related protocols are enforced including additional COVID-19 tests (rRT-PCR) when deemed appropriate.

To further enhance the Company's COVID-19 measures, the Company partnered and invested in a local certified laboratory facility capable of conducting more than 300 rRT-PCR tests per day. This partnership has allowed the Company to have preferred access, pricing and quick turn-around time which is benefiting both the construction process and the community. This facility was commissioned in Q3, 2021 and is fully operational.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

At the end of 2021, there were 802 workers active at the Las Chispas Project (including on-site and off-duty personnel) with 16% sourced locally, 52% from Sonora, and 99% from Mexico. During construction in 2021, the Company engaged 20 local businesses and is constructing a local geochemical assay lab. The assay lab is in the nearby (14 km) community of Arizpe and is expected to provide full-time employment of 20 to 30 people. Once fully operational, the Las Chispas Mine will have approximately 400 to 450 full-time employees and contractors. The Company is also progressing work related to the impacts of potential climate change for both Las Chispas and the local community. The initial results for the physical risk assessment and transition risk assessment portion of the work related to the Task Force for Climate Related Financial Disclosures ("TCFD") are expected in 2022 along with a water stewardship plan that will include and consider the findings of the TCFD data.

Las Chispas Drill Program

As of December 31, 2021, the Company had drilled an estimated cumulative 588,974 metres (2,116 drill holes) since inception of the Las Chispas Project. During 2021, the Company completed 114,143 metres of drilling, predominantly representing infill holes completed for conversion of inferred resources to indicated resources to support potential conversion to mineral reserves. Infill drilling has focused on areas proximal to planned underground infrastructure which could be considered for mining early in the LOM plan.

With Las Chispas infill drilling completed as planned, exploration efforts will now be focused on mapping and sampling of underexplored areas and supporting the transition to operations. All drilling will be focusing on current expansion targets through H1, 2022. As of February 28, 2022, there were five drill rigs (two on surface and three underground) active at Las Chispas and plans are to not increase the number of drill rigs during H1, 2022 to maintain onsite camp capacity for construction personnel.

Las Chispas Expenditures
During 2021, the Company incurred $58.0 million of development expenditures at Las Chispas (refer to the table, below) which have been classified as mineral property, plant, and equipment. These development costs include both underground development and exploration costs as well as accrued future reclamation and closure costs all of which have been capitalized as incurred during the development stage. For further details on reclamation and closure provision costs, please refer to note 6 of the audited consolidated financial statements for the year ended December 31, 2021. The Company incurred cumulative expenditures to December 31, 2020, of $105.7 million prior to the development stage; as such these costs were expensed as exploration and evaluation expenditures in previous years through comprehensive loss for cumulative expenditures of $163.7 million since inception of the project (excluding acquisition costs).

The following table details the 2021 and cumulative development expenditures at the Company's Las Chispas Property as no development expenditures were incurred prior to January 1, 2021:

Expenditures during 2021 and cumulative to December 31, 2021
US$ 000's
Development expenditures:
Assays	$1,037
Borrowing costs	3,734
Decline construction and underground workings	21,812
Depreciation	1,187
Drilling	10,722
Field and administrative costs	8,566
Salaries and remuneration	5,679
Share-based compensation	1,382
Technical consulting services and studies	1,185
Reclamation and closure	2,669
TOTAL	$57,973

As of December 31, 2021, the Company had also capitalized acquisition costs of $4.3 million for the Las Chispas Property for cumulative property expenditures of $168.0 million since inception. During 2021, the Company also recorded additions of $70.2 million for the Las Chispas Project as mineral property, plant and equipment including $60.6 million related to construction in progress.

2022 Budget and Operational Readiness Plan ("ORP")

In addition to the $43.0 million of estimated capital costs remaining to be incurred, of which $8.9 million has been committed, the Company has budgeted for sustaining capital, spare parts, company-wide exploration, value added taxes (or "IVA"), debt servicing, and corporate general and administrative costs.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

Work is well underway on the Company's ORP and all departments are actively preparing for the start-up. The workforce ramp-up started to accelerate in Q4, 2021 and is expected to peak in Q1-2022.

At the mine, Cominvi, the contractor selected for mine operation-development-production, started mobilizing equipment and reported in early Q1, 2022, that close to 90% of its required staff have been identified or already hired with training underway. In 2022, the Company anticipates ramping-up the underground mine to 750 tpd by the end of Q4, 2022, largely in-line with the strategy (staged ramp-up) outlined in the Feasibility Study, with the remaining tonnes for plant capacity coming from stockpiles.

In the plant, the management team was largely hired in 2021 and is now busy preparing the maintenance plan, the training plan and completing the hiring process. It is expected that the hiring process peak is through Q1, 2022. It will be followed by training and pre-commissioning activities in support of Ausenco’s commissioning team. The plant start-up with ore (C3-commissioning) is scheduled to take place in Q2, 2022 with plant ramp-up to largely follow the plan set in the Feasibility Study. The plant is expected to reach its nameplate capacity of 1,250 tpd in Q4, 2022 and to reach its designed metallurgical recovery in 2023. As stated in the Feasibility Study, the processing plant is expected to be ramped up with feed sourced from the historical low-grade stockpiles beginning in Q2, 2022 with higher grade underground ore to be fed in increasing amounts beginning in Q3, 2022. Overall for 2022, the forecast assumes a contribution of 57% from historical stockpiles and 43% from either the mine or from pre-production stockpiles.

El Picacho

The Company completed an estimated 80,700 metres of drilling at Picacho during 2021 and incurred a total of $10.0 million for the Picacho property under exploration and evaluation expenditures during this period. As of December 31, 2021, the Company had drilled an estimated cumulative 86,500 metres (331 drill holes) since acquiring the Picacho property in Q3, 2020. As of February 28, 2022, there was one surface rig active at Picacho. Results for this drilling are being compiled and will be released in H1, 2022.

Corporate Update

● On February 22, 2021, the Company completed a prospectus offering by way of prospectus supplement to its short form base shelf prospectus dated June 5, 2020 (see "8. Use of Proceeds - Short Form Base Shelf"), by way of a bought deal offering of a total of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million.

● On June 15, 2021, the Company held its Annual General Meeting ("AGM"), at which shareholders voted in favour of all items of business and the election of each director and re‐appointment of its auditors. At the Board of Directors meeting following the AGM, the Board re‐appointed all executive officers.

● At the AGM, the shareholders of the Company approved the adoption of a new Equity Share Unit Plan for the Company (the "SU Plan") pursuant to which the Company may grant restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). The SU Plan provides for up to 1.5% of the outstanding common shares of the Company from time to time to be issuable to settle share units granted under the SU Plan. With the adoption of the SU Plan, the Company’s former cash-settled Deferred Share Unit Plan ("old DSU plan") is being phased out and no new awards of DSUs will be granted under that plan. During 2021, the Company issued a total of 123,000 deferred share units (57,000 under the old DSU plan and 66,000 under the new SU Plan) to directors of the Company all of which vest immediately on grant and a total of 83,500 RSUs to officers and employees of the Company. These RSUs vest over a 3-year period with 1/3 of the options vesting after each of one year, two years, and three years after the grant date, respectively.

● In conjunction with the adoption of the SU Plan, the Company reduced the percentage allocation for its Stock Option Plan to 5.5% (from 10%) of the outstanding common shares of the Company from time to time. During 2021, the Company granted 1,562,500 stock options to officers, employees, and contractors with exercise prices ranging from C$9.79 per share to C$10.87. These options expire 5 years from the date of grant and vest over a 3-year period with 1/3 of the options vesting after each of one year, two years, and three years after the grant date, respectively. These stock options were issued primarily as part of these individuals' annual compensation.

● During Q3, 2021, the Company appointed Clifford Lafleur as Vice President, Technical Services. Please refer to the Company's news release dated July 26, 2021.

● On both August 31, 2021 and December 30, 2021, the Company completed drawdowns of $30.0 million each on its $120.0 million Credit Facility (see "6. Liquidity and Capital Resources Outlook - Liabilities").

● Subsequent to December 31, 2021, the Company issued 220,000 common shares upon the exercise of stock options at exercise prices ranging from C$1.84 to C$8.24 per share for gross proceeds of $0.5 million.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

4.     SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets out selected annual financial information derived from the Company's audited annual financial statements for each of the three most recently completed financial years of the Company:

	2021	2020	2019
	US$ 000's, Except Per Share Amounts
Loss for the year	$(22,764)	$(59,932)	$(44,667)
Loss per share - basic and diluted	$(0.16)	$(0.49)	$(0.50)
Total assets	$368,977	$191,689	$98,571
Non-current financial liabilities	$90,144	$29,139	$275

Effective December 29, 2020, the Company determined its Las Chispas Project to be in the development stage and as such commenced capitalization of Las Chispas development costs. Prior to December 29, 2020, all Las Chispas Project costs other than acquisition costs were expensed. This resulted in increased total assets and a decrease in loss for the year during 2021. The increase in 2021 total assets was also attributable to the completion of a prospectus offering in February 2021 for total net proceeds of $131.4 million and the drawdowns in August and December 2021 of the secured project financing facility totaling $60.0 million. In 2020, the increase in total assets from 2019 was attributable to the completion of a private placement in April 2020 for total net proceeds of $74.2 million and the drawdown in December 2020 of the secured project financing facility in an amount, net of fees, of $26.4 million. This is in comparison to 2019, in which the Company completed a short form prospectus offering in December 2019 for total net proceeds of $65.4 million. Loss for the year in 2020, increased from 2019 as the Company primarily focused on work related to the Feasibility Study and its exploration program at Las Chispas, drilling approximately 173,000 metres (2019 - 189,000 metres), completing underground work of 6.1 kilometres (2019 - 2.8 kilometres), and incurring $47.5 million (2019 - $38.3 million) of direct costs, the majority of which were expensed as exploration and evaluation expenditures in the consolidated statement of loss and comprehensive loss.

5.     SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements, for each of the eight most recently completed financial quarters:

	Q4, 2021	Q3, 2021	Q2, 2021	Q1, 2021
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
	US$ 000's, Except Per Share Amounts
Income (loss) for the period	$(7,949)	$6,917	$(9,081)	$(12,651)
Income (loss) per common share - basic and diluted	$(0.06)	$0.05	$(0.06)	$(0.09)

	Q4, 2020	Q3, 2020	Q2, 2020	Q1, 2020
	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
	US$ 000's, Except Per Share Amounts
Income (loss) for the period	$(17,531)	$(17,707)	$(12,311)	$(12,383)
Income (loss) per common share - basic and diluted	$(0.14)	$(0.14)	$(0.10)	$(0.11)

Losses, prior to Q1, 2021, include exploration and evaluation expenditures at the Las Chispas Project. Lower exploration and evaluation expenditures during Q1 and Q2, 2020, related to the COVID-19 pandemic, resulted in a decrease in loss compared to Q3 and Q4, 2020. Exploration and evaluation expenditures increased during Q3 and Q4, 2020 as the Company increased work at the Las Chispas Project and began work on the Picacho Property during Q3, 2020 under strict COVID-19 protocols. Exploration and evaluation expenditures decreased during 2021 as the Company commenced capitalization of Las Chispas development costs on December 29, 2020. The Company had a large foreign exchange gain during Q3, 2021 as the value of US$ increased, relative to the parent entity's functional currency of C$. The Company also had a large unrealized loss on foreign currency translation during Q3, 2021 as a result of translating parent entity balances to US$. This unrealized loss on foreign currency translation is included in comprehensive loss for the year, however, it was offset by unrealized gains on foreign currency translation incurred during each Q1, Q2, and Q4, 2021.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

6.      RESULTS OF OPERATIONS

During the three months and year ended December 31, 2021, losses were ($7.9) million and ($22.8) million, respectively, compared to ($17.5) million and ($59.9) million for the three months and year ended December 31, 2020. Ranked in the order of largest to smallest year ending variance, the significant variations between these periods included primarily of the following:

	Three months ending			Year ending
	December 31,			December 31,
	2021	2020	Variance	2021	2020	Variance	Variance explanation
	US$ 000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Exploration and evaluation expenditures	$(3,292)	$(11,560)	$8,268	$(10,476)	$(48,170)	$37,694	Effective December 29, 2020, the Company determined its Las Chispas Project to be in the development stage and as such commenced capitalization of Las Chispas development costs. Prior to December 29, 2020, all Las Chispas Project costs, other than acquisition costs, were expensed. During 2021, exploration and evaluation expenditures were primarily related to the Picacho property.
Foreign exchange loss	$(2,299)	$(4,237)	$1,938	$(5,171)	$(7,226)	$2,055	During 2021, the value of US$ decreased, relative to C$ which resulted in realized foreign exchange losses in the parent entity which has a functional currency of C$, as it held $128.1 million (2020 - $117.5 million) in US$ denominated cash and cash equivalents at December 31, 2021. The decrease in the value of the US$ relative to C$ was significantly larger during 2020 than it was during 2021. During 2021, the Company also had unrealized foreign exchange losses resulting from the translation of intercompany balances between the parent entity and its subsidiaries. This was due to the relative depreciation in the value of MX$ to C$ during 2021. The decrease in the value of the MX$ relative to C$ was significantly larger during 2020 than it was during 2021.
General and administration	$(490)	$(455)	$(35)	$(2,042)	$(1,223)	$(819)	Given the large increase in Company activity, there was an increase in associated general and administrative costs. For example, certain insurance policies increased in cost upon renewal. The Company also saw increased regulatory and filings costs in 2021 as compared to 2020 related, in part, to the release of the Feasibility Study and adoption of a new SU Plan.
Interest income	$155	$200	$(45)	$1,085	$1,493	$(408)	Lower interest rates throughout 2021, compared to 2020, resulted in less interest earned.
Remuneration	$(847)	$(577)	$(270)	$(2,366)	$(1,963)	$(403)	The Company had a higher head-count in 2021, compared to 2020, due to new hires and in line with increased activity. Also, there were increased compensation packages as a result of performance reviews in Q4, 2020.
Income tax expense	$(99)	$-	$(99)	$(384)	$-	$(384)	Two Mexican subsidiaries had intercompany sales which were fully eliminated on consolidation for accounting purposes. However, for tax purposes, these sales resulted in taxable income on which the companies incurred income tax expense.
Share-based compensation	$(737)	$(255)	$(482)	$(1,721)	$(1,461)	$(260)	Share-based compensation was larger in 2021 due to increased expense related to DSUs. At December 31, 2021, there were 156,500 DSUs outstanding compared to only 33,500 at December 31, 2020.
Professional fees	$(248)	$(117)	$(131)	$(1,099)	$(841)	$(258)	During 2021, the Company made drawdowns totaling $60.0 million (2020 - $30.0 million) on its Credit Facility resulting in the recognition of more professional fees related to this Credit Facility. The Company also incurred more accounting fees during 2021 related to previous year end audits which included cost related to the Company having to adopt and be in compliance with the Sarbanes Oxley Act of 2002 (see “15. Trends and Risk Factors – The Company May Not Be Successful in Maintaining Internal Control Over Financial Reporting”).

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

7.     LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date through the issuance of common shares and debt. The Company obtained debt financing for the first time at the end of 2020 (described below). The Company currently has no operations from which to derive revenues.

Assets

At December 31, 2021, the Company held $176.5 million (2020 - $135.1 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from 2020 to 2021 include:

● $190.6 million (2020 - $136.0 million) generated by financing activities net of fees, primarily from the completion of the February 2021 bought deal prospectus offering (see "8. Use of Proceeds - February 22, 2021 Financing") and the second and third Credit Facility loan drawdowns (see "7. Liquidity and Capital Resources Outlook - Liabilities"); offset by

● $119.1 million (2020 - $21.9 million) used in investing activities primarily due to construction in progress costs associated with the construction of the plant, buildings, and equipment, and Las Chispas development costs; and

● $32.9 million (2020 - $66.7 million) used in operating activities primarily due to costs incurred that are included in loss for 2021 (see "6. Results of Operations") and IVA paid in Mexico that exceeded the amount of IVA refunded during the year.

Value-added taxes receivable increased to $23.3 million (2020 - $12.5 million) as of December 31, 2021, which consisted primarily of IVA in Mexico of $23.3 million (2020 - $12.2 million) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded only the portion of the receivable that it estimates will be received within the next 12 months as current and the remaining receivable as non-current. The Company received aggregate IVA refunds of $6.2 million during 2021 (2020 - $1.9 million).

Mineral property, plant, and equipment increased to $165.7 million (2020 - $39.0 million) primarily due to additions associated with the construction of the process plant, buildings, and equipment, and Las Chispas development costs.

Liabilities

As at December 31, 2021, accounts payable and accrued liabilities amounted to $10.4 million (2020 - $13.4 million), which relates to various contractual obligations in the normal course of business. In addition, lease liabilities increased to $0.4 million (2020 - $0.3 million) as of December 31, 2021 due to two new capital leases entered into during 2021.

As at December 31, 2021, the Company's debt balance was $90.0 million (2020 - $30.0 million), or $87.2 million (2020 - $29.0 million) net of $2.8 million (2020 - $1.0 million) of transaction costs. The Company may draw up to $120.0 million on its secured project financing facility for the Las Chispas Project. The remaining $30.0 million is available until August 31, 2022.

All amounts borrowed under the Credit Facility are due on December 31, 2024. Amounts borrowed under the Credit Facility incur interest at a rate of 6.95% per annum plus the greater of either the 3-month London Interbank Offered Rate ("LIBOR") (or agreed upon equivalent) or 1.5%. This LIBOR rate is expected to transition to alternative benchmark rates, but had not yet transitioned as of December 31, 2021. The Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 effective on January 1, 2021. For further details on LIBOR reform, please refer to note 2 of the audited consolidated financial statements for the year ended December 31, 2021. Interest is payable quarterly, and the Company has the option to accrue interest during the availability period. The Company may voluntarily prepay amounts owing under the Credit Facility at any time, subject to a prepayment fee (3% or 1.5% if prepaid before December 31, 2023 or December 31, 2024, respectively). For further details on the Credit Facility, please refer to note 5 of the audited consolidated financial statements for the year ended December 31, 2021.

As at December 31, 2021, reclamation and closure provision amounted to $2.7 million (2020 - $nil), which relates to the present value of estimated future net cash outflows to rehabilitate the Las Chispas Project for disturbances in existence as of December 31, 2021. For further details on reclamation and closure provision, please refer to notes 2 and 6 to the audited consolidated financial statements for the year ended December 31, 2021.

Liquidity outlook and risks
While the Company currently has no source of revenue, management expects the Company to start earning revenue during H2, 2022, in line with the targeted commissioning of the processing plant. The Company anticipates revenues to increase with ramp-up through H2, 2022; however, there can be no assurance that the Company will be able to earn this revenue in the future or at the times anticipated. Management believes its cash and cash equivalents at February 28, 2022, of $159.3 million, $30.0 million available under the Credit Facility, and future expected revenues, will be sufficient to fund its exploration, development and future operating activities and provide general working capital for the next 12 months. The Company’s financial success is dependent on its ability to discover and advance economically viable mineral deposits and successfully execute construction leading to the anticipated production at the Las Chispas Project. The exploration, development, and operation of the Company’s properties may require additional financing, the availability of which is subject to several factors, many of which are beyond the Company’s control, including the impact of COVID-19. There is no assurance that future equity or debt financing will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on projected production and the results of its exploration and development programs, availability of financing, and industry conditions.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

Commitments and contractual obligations

The Company leases its head office under a non-cancellable lease expiring within five years and during 2021 entered into two new leases as follows:

● A new lease for a building in Mexico which the Company can cancel with 30 days' notice which otherwise expires during 2041; and

● A new lease for a house in Mexico which the Company can cancel with 30 days' notice which otherwise expires during 2026.

Prior to the expiry of the head office lease, the terms of the new lease agreement are expected to be renegotiated. The Company also leases equipment and has two other leases which are both considered low value leases and as such are included in the consolidated statement of loss and comprehensive loss and not the consolidated statement of financial position. Commitments for minimum lease payments are as follows:

Lease liabilities	2021	2020
	US$ 000's	US$ 000's
Lease liabilities	$441	$310
Less: current portion	(178)	(138)
Long-term portion	$263	$172

Changes to the Company's lease liabilities were as follows:

	2021	2020
	US$ 000's	US$ 000's
Opening balance	$310	$410
New lease additions during the year	256	-
Interest costs incurred(1)	36	34
Interest paid(1)	(36)	(34)
Payment of principal portion of lease liabilities, net of foreign exchange	(125)	(100)
Balance, end of year	$441	$310

(1) These interest amounts include a portion that was expensed as interest expense in the consolidated statement of loss and comprehensive loss and a portion that was capitalized as mineral property, plant and equipment in the consolidated statement of financial position.

At December 31, 2021, the Company had incurred $68.6 million in milestone payments (December 31, 2020 - $23.2 million), of the total fixed price EPC agreement of $76.5 million, which was recorded as construction in progress. At December 31, 2021, the Company had committed to incur an additional $8.9 million, including the remaining commitment to Ausenco for the EPC contract of $7.9 million, of costs related to construction in progress.

The Company has certain 20-year lease agreements relating to the lease of surface rights so that the Company can pass over areas of land to access both its Las Chispas and Picacho property. Annual surface right payments total $0.4 million.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual maturities of the Company's financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows, at December 31, 2021:

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

	Less than 1 year	Between 1 - 3 years	Between 3 - 5 years	After
				5 years	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Accounts payable and accrued liabilities	$10,385	$-	$-	$-	$10,385
Lease liabilities	186	142	81	148	557
Credit facility(1)	7,711	104,918	-	-	112,629
Reclamation and closure provision(2)	-	-	-	4,357	4,357
TOTAL	$18,282	$105,060	$81	$4,505	$127,928

(1) Debt interest payments calculated based on interest rate in effect on December 31, 2021. Interest rate may vary (refer to "7. Liquidity and Capital Resources Outlook - Liabilities").

(2) Estimated undiscounted cash flows.

8.     USE OF PROCEEDS

Short Form Base Shelf

On June 9, 2020, the Company filed a final short form base shelf prospectus to offer common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of C$200 million at any time during the 25-month effective period of the prospectus. The objective of the prospectus is to provide the Company with the flexibility to take advantage of equity, debt, convertible debt and other financing opportunities that may arise during the period the prospectus is effective.

February 22, 2021 Financing

On February 22, 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million ($131.4 million net proceeds). This bought deal financing offering was completed by way of a prospectus supplement to the base shelf prospectus.

The following table compares the estimated and actual use of net proceeds from the February 2021 Prospectus Offering (other than working capital2 ) to December 31, 2021:

Description of expenditure	Estimated cost	Actual and accrued expenditures to December 31, 2021
	US$ 000's	US$ 000's
For Las Chispas Property
Exploration infill and expansion drilling	40,000	9,409
Production ramp-up and inventory costs	10,000	-
Exploration work on other properties near Las Chispas	15,000	9,234

9.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, lease liabilities, and debt. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities (related to DSUs and RSUs) are measured using level 1 inputs. The Company's debt is recorded at amortized cost. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board. Foreign currency risk is described below, and for further details on these risks, please refer to note 11 of the audited consolidated financial statements for the year ended December 31, 2021.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries is US$ and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

___________________________________________
2 Working capital is a non-IFRS measure which the Company defines as current assets less current liabilities, as reported in the audited consolidated statements of financial position. In the context of use of proceeds, it relates to the maintenance of sufficient current asset balances to settle current liabilities, as they come due in the normal course of business.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
	US$ 000's	US$ 000's	US$ 000's
December 31, 2021
Cash and cash equivalents	$128,144	$218	$128,362
Amounts receivable	20	-	20
Value-added taxes receivable	-	23,270	23,270
Total financial assets	128,164	23,488	151,652
Less: accounts payable and accrued liabilities	7,382	(1,896)	5,486
Net financial assets	$135,546	$21,592	$157,138

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against MX$. With all other variables held constant, a 1% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net loss for the year:

December 31, 2021
US$ 000's
C$/US$ exchange rate - increase/decrease 1%	$1,355
US$/MX$ exchange rate - increase/decrease 1%	$216

10.  RELATED PARTY TRANSACTIONS

Professional fees

During 2021 and 2020, the Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner.

	2021	2020
	US$ 000's	US$ 000's
Professional fees - expense	105	307
Professional fees - capital stock issuance costs	250	113

	December 31, 2021	December 31, 2020
	US$ 000's	US$ 000's
Payable to Koffman Kalef LLP	6	25

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

		Expensed
	Mineral property, plant, and equipment	Remuneration	Exploration and evaluation expenditures	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's
2021
Management fees(1)	$328	$227	$213	$768
Management remuneration(2)	744	629	34	1,407
Director fees	-	282	-	282
Share-based compensation - stock options	445	462	101	1,008
Share-based compensation - restricted share units	2	2	1	5
	$1,519	$1,602	$349	$3,470

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

		Expensed
	Mineral property, plant, and equipment	Remuneration	Exploration and evaluation expenditures	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's
2020
Management fees(1)	$-	$142	$432	$574
Management remuneration(2)	-	605	447	1,052
Director fees	-	170	-	170
Share-based compensation	-	852	583	1,435
	$-	$1,769	$1,462	$3,231

(1)  Total management fees and short-term benefits were paid to Maverick Mining Consultants Ltd., a company controlled by the CEO.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO.

Other transactions

  The Company paid remuneration to Nathan Fier (an employee providing technical services who is an immediate family member of the CEO). During 2021 and 2020, the Company recorded the following for this employee:

		Expensed
	Mineral property, plant, and equipment	Remuneration	Exploration and evaluation expenditures	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's
2021
Remuneration	$87	$16	$58	$161
Share-based compensation	41	8	28	77
	$128	$24	$86	$238

2020
Remuneration	$-	$29	$116	$145
Share-based compensation	-	17	69	86
	$-	$46	$185	$231

  The Company recorded a loan receivable due from the COO of the Company. The loan accrues interest at a rate of 2% per annum and is due December 31, 2022. The loan receivable balance is as follows:

	December 31, 2021	December 31, 2020
	US$ 000's	US$ 000's
Loan receivable	44	97

  The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers (N. Eric Fier, Bernard Poznanski, and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days. During 2021 and 2020, the following transactions occurred:

	2021	2020
	US$ 000's	US$ 000's
Costs allocated to Goldsource	94	97

	December 31, 2021	December 31, 2020
	US$ 000's	US$ 000's
Receivable from Goldsource	23	26

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

11.  OUTSTANDING SHARE CAPITAL

As of March 23, 2022, the Company had the following common shares, DSU, RSUs and options issued and outstanding:

Security	C$ per share	Expiry	Issued and Outstanding
Common Shares			145,868,764
	C$ per share	Expiry
Options(1)	C$1.84 - C$12.63	Aug 4, 2022 - Dec 21, 2026	5,981,700
DSUs and RSUs(1)(2)	-	-	149,500
Fully Diluted			151,999,964

(1) Each option is convertible or exchangeable into one common share of the Company. The Board of Directors may elect one or any combination of the following settlement methods for the settlement of DSUs and RSUs: issuing shares from treasury, causing a broker to purchase shares on the TSX; and/or paying cash. Where settlement through shares is chosen, each DSU and RSU is convertible or exchangeable into one common share of the Company.

(2) This excludes DSUs that were issued under the old DSU plan as they are cash-settled and as such not dilutive.

12.  OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2021, the Company had no off-balance sheet arrangements.

13.  PROPOSED TRANSACTION

As at December 31, 2021, and the date hereof, the Company had no disclosable proposed transaction. It is the Company's policy not to disclose transactions until they are fully executed.

14.  CHANGES IN ACCOUNTING POLICIES AND OTHER CHANGES

There were no changes in the Company's accounting policies during 2021, except for the adoption of Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 (the "Phase 2 Amendments") effective on January 1, 2021. Interest rate benchmark reform refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates. For further details on this adoption, please see note 2 of the audited consolidated financial statements.

15.  TRENDS AND RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's Annual Information Form for other general risks affecting or that could potentially affect the Company.

Activities of the Company may be impacted by the spread of COVID-19.

The Company's business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will continue to have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions to planned drill and construction programs and other factors that will depend on future developments beyond the Company's control. In addition, the significant outbreak of contagious disease in the human population has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's exploration and development activities cannot be reasonably estimated at this time.

The Company has a history of losses and may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis.

The Company has no history of revenue or earnings from operations. The Company is an exploration and development stage corporation and no cash flow or operating revenues are anticipated until one of the Company's projects comes into production, which may or may not occur. As of the date of this MD&A, the Company is planning for processing at its Las Chispas Project during Q2, 2022, but there can be no assurance of this at this time. Accordingly, the Company has had negative cash flow since the date of its incorporation and is subject to many risks common to such enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. The Company expects to continue to expend substantial financial and other resources on exploration and development of Las Chispas. These investments may not result in revenue or growth in the business. If the Company cannot eventually earn revenue at a rate that exceeds the costs associated with its business, it will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and its revenue growth rate may decline. If the Company fails to eventually earn revenue, its business, results of operations, financial condition and prospects could be materially adversely affected.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

The Company's exploration and development activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses.

Exploration and development activities in Canada and Mexico are subject to foreign currency exchange fluctuations. During 2021, the Company had one equity issuance which was priced in U.S. dollars and the Credit Facility drawdowns are also denominated in U.S. dollars. The majority of corporate costs are denominated in Canadian dollars and the majority of the exploration and development costs of the Company are denominated in U.S. dollars or Mexican pesos. Although timing of refunds cannot be assured, the Company also receives its Mexican IVA refunds in Mexican pesos. At December 31, 2021, the Company had cash reserves in Canadian dollars and U.S. dollars that more than cover the 2022 budgeted expenditure in each of these currencies. As the Company predominately holds U.S. dollars and Canadian dollars, the Company may be exposed to material effects on having to purchase Mexican pesos. Despite all these factors, the Company may suffer losses due to adverse foreign currency fluctuations.

During the year ended December 31, 2021, the MX$ was relatively flat.  The average foreign exchange rate was MX$20.28 per US$, with the MX$ trading within a range of MX$19.60 to MX$21.81 per US$. This compares to an average of MX$21.41, with a range of MX$18.57 to MX$25.00 MX$ per US$ in 2020.

During 2021, the average foreign exchange rate was C$1.25 per US$, with the C$ trading within a range of C$1.20 to C$1.29 per US$. This compares to an average of C$1.34, with a range of C$1.27 to C$1.45 per US$ during 2020.

Interest Rate and Credit Facility risk

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Credit Facility is subject to interest rate risk as amounts outstanding are subject to changes based on fluctuations in the LIBOR. Due to upcoming LIBOR reforms, the interest rate of the Company's debt may change upon the transition from 3-month LIBOR to the successor interest rate benchmark. The amendments are effective for annual periods beginning on or after January 1, 2022. The Company has not assessed the impact of these amendments and the Company and lender have not yet agreed upon an equivalent benchmark as the U.S. 3-month LIBOR, applicable to the Credit Facility, is expected to exist until June 30, 2023. However, once a new benchmark is agreed upon, the Company may be required to re-estimate the contractual cash flows based on a new effective interest rate which could result in an adjustment to the carrying value of the debt. The Company has drawn down $90 million of the $120 million Credit Facility. Drawdown of the balance is subject to the Company meeting drawdown conditions.  Failure to meet such conditions or the breach of certain covenants under the Credit Facility could result in the Company being unable to complete the last remaining drawdown or triggering default provisions under the Credit Facility, requiring early repayment of the amounts drawn down.

Economic Conditions for Mining

Global financial markets are experiencing extreme volatility as a result of the ongoing COVID-19 pandemic.  Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions such as, but not limited to, cost pressures related to high rates of inflation. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company's ability to obtain equity or debt financing and, where available, to obtain such financing on terms favourable to the Company.

Increased levels of volatility and market turmoil could have an adverse impact on the Company's operations and planned growth and the trading price of the securities of the Company may be adversely affected.

The Company may not be successful in maintaining internal control over financial reporting.

The Company documents and tests its internal control procedures in order to maintain adequate internal control over our financial reporting and satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes Oxley Act of 2002 (the "Sarbanes Oxley Act") in the United States. The Sarbanes Oxley Act requires, among other things, an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and management may not be able to conclude, on an ongoing basis, that the Company has effective internal control over financial reporting in accordance with applicable regulations. The Company's failure to satisfy the requirements of applicable regulations on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company's financial statements which, in turn, could harm the Company's business and negatively impact the trading price or the market value of the Company's securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Company to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in the Company's acquired operations. No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require the Company to continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

The Company may use certain financial instruments that subject it to a number of inherent risks.

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in gold and silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

16.  CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 3 to the audited consolidated financial statements for the year ended December 31, 2021. Management has made the following critical estimates and judgments:

Recoverable value of and impairment of non-current assets

Management must estimate the recoverable value of the Company's non-current assets and determine whether or not indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable resources, and exploration potential; future production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets including mineral property, plant and equipment.

Functional currency

The functional currency for an entity is the currency of the primary economic environment in which the entity operates. The Company had determined the functional currency of the parent entity to be C$ and its subsidiaries to be US$. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments related to stock options. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

The share-based compensation expense related to DSUs, which fully vest on the grant date, was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period and the Company records a corresponding liability in accounts payable and accrued liabilities. Share-based compensation of RSUs is calculated using the fair-value method based on the market price of the Company's shares at the grant date and is recorded over the vesting period. Where RSUs are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. Share-based compensation is recognized over the tranche's vesting period, with a corresponding change in accrued liabilities. The value of vested RSUs are remeasured at each reporting date to the current market price of the Company's shares.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021	TSX: SIL | NYSE American: SILV

Collectability and classification of IVA recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to a complex application and collection process and therefore, there is risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

Estimate of reclamation and closure cost provision

The Company's provision for reclamation and closure costs represents management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation, and movements in foreign exchange rates when liabilities are anticipated to be settled in a currency other than US$. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques, or experience at other mine sites, local inflation rates, and foreign exchange rates. Future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and closure. The expected timing of expenditures can also change, for example, in response to changes in mineral reserves, production rates, or economic conditions. The Company's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the aforementioned factors can result in a material change to the provision recognized by the Company.

17.  DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company's certifying officers. The Company's CEO and CFO believe that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company's disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. During 2018, the Company adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Internal Control - Integrated Framework (2013) to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. Therefore, even those systems determined effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Most of the Company's corporate office staff continued to work remotely in 2021. The Company continues to retain documentation in electronic form as a result of remote work, consistent with its practices in 2020. The Company also completed the implementation of its new Enterprise Resource Planning ("ERP") system during 2020 in all consolidated entities except one Mexican subsidiary, which was completed during Q1, 2021. The implementation of that ERP system has and is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the fully completed implementation of the new ERP system, there have been no significant changes in the Company's internal control over financial reporting during 2021, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, with participation of the CEO and CFO, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by COSO. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2021.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2021 has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, and is available at www.sedar.com and on the Company's website www.silvercrestmetals.com.